Exhibit 22
SUBSIDIARY GUARANTORS
United Rentals (North America), Inc. (“URNA”) is 100 percent owned by United Rentals, Inc. (“Holdings”) and has certain outstanding debt securities registered under the Securities Act of 1933, as amended, that are guaranteed by both Holdings and, with the exception of its U.S. special purpose vehicle which holds receivable assets relating to URNA’s accounts receivable securitization facility, captive insurance subsidiaries and immaterial subsidiaries acquired in connection with the General Finance Corporation acquisition, all of URNA’s U.S. subsidiaries (the “guarantor subsidiaries”). Listed below are the guarantor subsidiaries.

Name of Company	Jurisdiction of Incorporation

United Rentals Highway Technologies Gulf, LLC (f/k/a United Rentals Highway Technologies Gulf, Inc.)	Delaware

United Rentals (Delaware), Inc.	Delaware

United Rentals Realty, LLC	Delaware